SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-100)

RULE 13E-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. )

STRATFORD AMERICAN CORPORATION
(Name of Issuer)

STRATFORD AMERICAN CORPORATION
JDMD INVESTMENTS, L.L.C.
STRATFORD HOLDINGS INVESTMENT, L.L.C.
STRATFORD ACQUISITION, L.L.C.
(Name of Person(s) Filing Statement)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

86279E 10 2
(CUSIP Numbers of Classes of Securities)

Mel L. Shultz
Manager, JDMD Investments, L.L.C.
2400 E. Arizona Biltmore Circle, Bldg. 2, Suite 1270
Phoenix, Arizona 85016
(602) 224-2312
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:

Steven D. Pidgeon, Esq.
Snell & Wilmer L.L.P.
One Arizona Center
Phoenix, Arizona 85004-2202
(602) 382-6252

and

Karen McConnell, Esq.
Fennemore Craig, P.C.
3003 North Central Avenue, Suite 2600
Phoenix, Arizona 85012-2913
(602) 916-5307

This statement is filed in connection with (check appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are  preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction. ☐

Calculation of Filing Fee

Transaction Value(1)	Amount of Filing Fee(2)

$6,232,645.60	$666.89

(1)
Estimated solely for the purposes of calculating the amount of the filing fee. This amount is based on the product of (i) the offer price of $0.80 and (ii) 7,790,807, the estimated number of shares of Stratford common stock to be acquired in connection with the proposed transaction.

(2)	The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the transaction valuation by .000107.

☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $666.89	Filing Party: Stratford American Corporation
Form or Registration No.: Schedule 14A	Date Filed: February 10, 2006

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by Stratford American Corporation, an Arizona corporation (“Stratford”), the issuer of the equity securities that are subject to the Rule 13e-3 transaction and each of JDMD Investments, L.L.C., an Arizona limited liability company (“JDMD”), Stratford Holdings Investment, L.L.C., an Arizona limited liability company and wholly-owned subsidiary of JDMD (“Stratford Holdings”) and Stratford Acquisition, L.L.C., an Arizona limited liability company and wholly-owned subsidiary of Stratford Holdings (“Stratford Acquisition” and together with JDMD and Stratford Holdings, the “Buyout Parties” and each a “Buyout Party”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 promulgated thereunder. This Schedule 13E-3 relates to the Agreement and Plan of Merger dated January 31, 2006 (the “Merger Agreement”), by and among Stratford, JDMD, Stratford Holdings and Stratford Acquisition, pursuant to which Stratford Acquisition will be merged with and into Stratford, with Stratford continuing as the surviving corporation (the “Merger”). Pursuant to the terms of the Merger Agreement, each issued and outstanding share of common stock, par value $0.01 per share (“Common Stock”), of Stratford, other than Common Stock owned by Stratford or any wholly-owned subsidiary of Stratford, by the Buyout Parties and by shareholders who properly exercise dissenters’ rights, will be converted into the right to receive $0.80 in cash per share, without interest.

The Merger will extinguish all equity interests in Stratford held by its public shareholders and will result in Stratford being a wholly-owned subsidiary of Stratford Holdings. JDMD, as sole owner of Stratford Holdings, will be the beneficiary of the earnings and growth of Stratford, if any, following the Merger and will bear the risks of any decrease in the value of Stratford following the Merger.

The managers of JDMD, which controls Stratford Holdings, include Gerald Colangelo, a director of Stratford, David Eaton, the Chief Executive Officer and a director of Stratford, Mel Shultz, the President and a director of Stratford, and Dale Jensen, a director of Stratford. The members of JDMD are:  (a) the Mel L. Shultz and Beth Jane Shultz Revocable Trust, of which Mr. and Mrs. Shultz are co-trustees; (b) DCE Investments, LLC, which is majority-owned by The Eaton Family Trust, of which David Eaton and Carol Eaton are co-trustees; (c) KBKM Real Estate, LLC, which is majority-owned by The Gerald and Joan Colangelo Family Trust, of which Gerald Colangelo and Joan Colangelo are co-trustees; and (d) Dale Jensen. The Buyout Parties collectively own approximately 29.7% of the outstanding Common Stock of Stratford.

The Merger is conditioned upon, among other things, the affirmative vote of the holders of a majority of the outstanding disinterested shares of Common Stock (those not owned, directly or indirectly, by the Buyout Parties or their affiliates) and the affirmative vote of the holders of a majority of all outstanding shares of Common Stock (including those shares owned, directly or indirectly, by the Buyout Parties or their affiliates).

Concurrently with the filing of this Schedule 13E-3, Stratford is filing with the Securities and Exchange Commission (“SEC”) a preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) relating to a special shareholders meeting at which its shareholders will consider and vote on the proposal to approve and adopt the Merger Agreement and the Merger. The Proxy Statement is incorporated herein as Exhibit (a)(1), and a copy of the Merger Agreement is attached as Exhibit A to the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.

In accordance with the rules of the SEC, the filing parties are providing the information set forth below. The information in the Proxy Statement, including all exhibits thereto, is expressly incorporated herein by reference in response to all items of this statement.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information contained in the Proxy Statement under the headings “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE MERGER” is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a)	Name and Address. The name of the subject company and the address and telephone number of its principal executive office are as follows:

Stratford American Corporation
2400 East Arizona Biltmore Circle
Building 2, Suite 1270
Phoenix, Arizona 85016
(602) 956-7809

(b)	Securities. The information contained in the Proxy Statement under the heading “MARKET AND MARKET PRICE—Number of Shareholders” is incorporated herein by reference.

(c)	Trading Market and Price. The information contained in the Proxy Statement under the heading “MARKET AND MARKET PRICE—Market Information” is incorporated herein by reference.

(d)
Dividends. The information contained in the Proxy Statement under the heading “MARKET AND MARKET PRICE—Dividends” and “THE MERGER AGREEMENT—Conduct of Stratford’s Business Prior to the Merger” is incorporated herein by reference.

(e)	Prior Pubic Offerings. Not applicable.

(f)
Prior Stock Purchases. On November 7, 2005 JDMD paid $350,830.50, or $0.75 per share, in cash for 467,774 shares of Stratford’s Common Stock in a private purchase. Other than in connection with this transaction, none of the Buyout Parties have purchased any of Stratford’s Common Stock during the past two years.

Item 3.	Identity and Background of Filing Person(s).

Regulation M-A Item 1003

(a)	Name and Address.

JDMD Investments, L.L.C.
2400 E. Arizona Biltmore Circle
Building 2, Suite 1270
Phoenix, Arizona 85016
(602) 224-2312

Stratford Holdings Investment, L.L.C.
2400 E. Arizona Biltmore Circle
Building 2, Suite 1270
Phoenix, Arizona 85016
(602) 224-2312

Stratford Acquisition, L.L.C.
2400 E. Arizona Biltmore Circle
Building 2, Suite 1270
Phoenix, Arizona 85016
(602) 224-2312

KBKM Real Estate, LLC
201 E. Jefferson Street
Phoenix, Arizona 85004
(602) 379-7900

The Gerald and Joan Colangelo Family Trust
201 E. Jefferson Street
Phoenix, Arizona 85004
(602) 379-7900

Gerald J. Colangelo
201 E. Jefferson Street
Phoenix, Arizona 85004
(602) 379-7900

DCE Investments, LLC
2400 E. Arizona Biltmore Circle
Building 2, Suite 1270
Phoenix, Arizona 85016
(602) 224-2309

The Eaton Family Trust
2400 E. Arizona Biltmore Circle
Building 2, Suite 1270
Phoenix, Arizona 85016
(602) 224-2309

David H. Eaton
2400 E. Arizona Biltmore Circle
Building 2, Suite 1270
Phoenix, Arizona 85016
(602) 224-2309

Mel L. Shultz and Beth Jane Shultz Revocable Trust
2400 E. Arizona Biltmore Circle
Building 2, Suite 1270
Phoenix, Arizona 85016
(602) 224-2312

Mel L. Shultz
2400 E. Arizona Biltmore Circle
Building 2, Suite 1270
Phoenix, Arizona 85016
(602) 224-2312

Beth Jane Shultz
2400 E. Arizona Biltmore Circle
Building 2, Suite 1270
Phoenix, Arizona 85016
(602) 224-2312

Dale M. Jensen
4021 E. Lamar Road
Paradise Valley, Arizona 85253
(480) 889-3090

The information contained in the Proxy Statement under the heading “THE PARTICIPANTS” is incorporated herein by reference.

(b)
Business and Background of Entities. JDMD is an Arizona limited liability company whose principal business is (i) making investments in businesses, companies, and properties by means of acquisitions of stock, partnership interests, limited liability company memberships, and direct acquisitions of property and assets, and (ii) holding and managing such investments.

Stratford Holdings is an Arizona limited liability company formed in January 2006 for the purpose of holding all of the outstanding Common Stock of Stratford effective upon completion of the Merger.

Stratford Acquisition is an Arizona limited liability company formed in January 2006 for the sole purpose of merging with and into Stratford pursuant to the Merger.

KBKM Real Estate, LLC is an Arizona limited liability company formed in November 2005, whose principal business is (i) making investments in businesses, companies, and properties by means of acquisitions of stock, partnership interests, limited liability company memberships, and direct acquisitions of property and assets, and (ii) holding and managing such investments.

DCE Investments, LLC is an Arizona limited liability company formed in October 2005, whose principal business is (i) making investments in businesses, companies, and properties by means of acquisitions of stock, partnership interests, limited liability company memberships, and direct acquisitions of property and assets, and (ii) holding and managing such investments.

During the past five years, neither Stratford Holdings, Stratford Acquisition, JDMD nor any member of JDMD have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining any of the foregoing parties from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The information contained in the Proxy Statement under the heading “THE PARTICIPANTS” is incorporated herein by reference.

(c)
Business and Background of Natural Persons.  Gerald J. Colangelo’s principal occupation is serving as Chief Executive Officer of the Phoenix Suns. The principal business of the Phoenix Suns is as a member team of the National Basketball Association and the address of the Phoenix Suns at which Mr. Colangelo conducts his principal occupation is 201 East Jefferson Street, Phoenix, Arizona 85004.

David H. Eaton’s principal occupation is serving as a managing member of JDMD. As discussed above, the principal business of JDMD is (i) making investments in businesses, companies, and properties by means of acquisitions of stock, partnership interests, limited liability company memberships, and direct acquisitions of property and assets, and (ii) holding and managing such investments. The address of JDMD’s principal business is 2400 East Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016.

Mel L. Shultz’s principal occupation is serving as a managing member of JDMD. As discussed above, the principal business of JDMD is (i) making investments in businesses, companies, and properties by means of acquisitions of stock, partnership interests, limited liability company memberships, and direct acquisitions of property and assets, and (ii) holding and managing such investments. The address of JDMD’s principal business is 2400 East Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016. In addition, Mr. Shultz has served as a member of Theater Development & Management, L.L.C., the manager of Phoenix Downtown Theatre, L.L.C., since January 1999. The principal business of Phoenix Downtown Theatre is the ownership and management of the Dodge Theatre. The address of Phoenix Downtown Theatre’s principal business is 400 W. Washington Street, Phoenix, Arizona 85003.

Beth Shultz is not employed and her address is 2400 East Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016.

Dale Jensen’s principal occupation or employment is investing for his own account out of his home and not for any organization. The address out of which Mr. Jensen conducts such occupation is 4021 E. Lamar Road, Paradise Valley, Arizona 85253.

During the past five years, neither Messrs. Colangelo, Eaton, Shultz or Jensen nor Mrs. Shultz have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him or her from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The information contained in the Proxy Statement under the heading “THE PARTICIPANTS” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a)
Material Terms. The information contained in the Proxy Statement under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “INFORMATION CONCERNING THE SPECIAL MEETING,” “SPECIAL FACTORS,” “THE MERGER AGREEMENT” and “EXHIBIT A—Agreement and Plan of Merger” is incorporated herein by reference.

(c)
Different Terms. The information contained in the Proxy Statement under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS,” “THE MERGER AGREEMENT—Conversion of Common Stock” and “—Payment for Shares and Surrender of Stock Certificates” is incorporated herein by reference.

(d)
Appraisal Rights. The information contained in the Proxy Statement under the headings “SUMMARY TERM SHEET—The Merger Agreement,” “QUESTIONS AND ANSWERS ABOUT THE MERGER” and “SPECIAL FACTORS—Appraisal Rights” and “EXHIBIT B—Arizona Dissenters’ Rights Statutes” is incorporated herein by reference.

(e)
Provisions for Unaffiliated Security Holders. There have been no provisions in connection with the Merger to grant unaffiliated security holders access to the corporate files of Stratford, Stratford Holdings or Stratford Acquisition or to obtain counsel or appraisal services at the expense of such entities.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a)
Transactions. During each of 2004 and 2005, Stratford received $18,000 and $50,000, respectively, from JDMD and Phoenix Downtown Theatre, L.L.C., a company that is partially owned by Messrs. Colangelo, Eaton, Shultz and Jensen. These receipts were reimbursements for administrative expenses incurred by Stratford on behalf of JDMD and Phoenix Downtown Theatre, L.L.C. These arrangements have continued into 2006 on the same terms.

(b), (c)
Significant Corporate Events; Negotiations or Contacts. The information contained in the Proxy Statement under the headings “SPECIAL FACTORS,” “THE MERGER AGREEMENT,” and EXHIBIT A—Agreement and Plan of Merger is incorporated herein by reference.

(e)
Agreements Involving the Subject Company’s Securities.  The information contained in the Proxy Statement under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “INFORMATION CONCERNING THE SPECIAL MEETING—Required Vote” and “SPECIAL FACTORS—Background of the Merger,” “—Structure of the Merger,” “—Effects of the Merger,” “—Interests of Certain Persons in the Merger,” “—Equity Ownership in Stratford; Merger Consideration to be Received by Directors and Officers of Stratford,” “—Equity Ownership in Stratford Holdings and the Surviving Corporation Post Transaction,” “THE MERGER AGREEMENT,” and EXHIBIT A—Agreement and Plan of Merger is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(b)
Use of Securities Acquired.  The information contained in the Proxy Statement under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER” and “SPECIAL FACTORS—Purpose of The Merger,” “—Structure of the Merger,” “—Effects of the Merger,” “—Interests of Certain Persons in the Merger,” “THE MERGER AGREEMENT,” and EXHIBIT A—Agreement and Plan of Merger is incorporated herein by reference.

(c)(1)-(8)
Plans.  The information contained in the Proxy Statement under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS” “THE MERGER AGREEMENT,” and EXHIBIT A—Agreement and Plan of Merger is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

(a)
Purposes.  The information contained in the Proxy Statement under the headings “SUMMARY TERM SHEET—Structure of the Merger,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Background of the Merger” “—Purpose of the Merger,” “—Structure of the Merger,” “—Recommendations of the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger,” and “—Effects of the Merger,” is incorporated herein by reference.

(b)
Alternatives.  The information contained in the Proxy Statement under the headings “SPECIAL FACTORS—Background of the Merger,” “—Purpose of the Merger,” “—Structure of the Merger,” “—Recommendations of the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger,” “—Alternatives to the Merger,” and “—Plans for Stratford if the Merger is Not Completed” is incorporated herein by reference.

(c)
Reasons.  The information contained in the Proxy Statement under the headings “SUMMARY TERM SHEET—Structure of the Merger,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Background of the Merger,” “—Purpose of the Merger,” “—Structure of the Merger,” “—Recommendations of the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger,” “—Alternatives to the Merger,” and “—Plans for Stratford if the Merger is Not Completed” is incorporated herein by reference.

(d)
Effects.  The information contained in the Proxy Statement under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Structure of the Merger” “—Effects of the Merger,” “—Interests of Certain Persons in the Merger,” “—Merger Financing,” “—Plans for Stratford if the Merger is Not Completed,” “—Federal Income Tax Consequences,” “—Appraisal Rights,” “THE MERGER AGREEMENT,” EXHIBIT A—Agreement and Plan of Merger, and EXHIBIT B—Arizona Dissenters’ Rights Statutes is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

Regulation M-A Item 1014

(a), (b)
Fairness; Factors Considered in Determining Fairness.  The information contained in the Proxy Statement under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Background of the Merger,” “—Purpose of the Merger,” “—Structure of the Merger,” “—Recommendations of the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger,” and “—Alternatives to the Merger” is incorporated herein by reference.

(c)
Approval of Security Holders.  The information contained in the Proxy Statement under the following headings “SUMMARY TERM SHEET—The Special Meeting,” “—The Merger Agreement,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “INFORMATION CONCERNING THE SPECIAL MEETING—Required Vote,” “THE MERGER AGREEMENT—Conditions to Completing the Merger” and EXHIBIT A—Agreement and Plan of Merger is incorporated herein by reference.

(d)
Unaffiliated Representative.  The information contained in the Proxy Statement under the following headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Background of the Merger,” “—Purpose of the Merger,” and “—Recommendations of the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger,” is incorporated herein by reference.

(e)
Approval of Directors.  The information contained in the Proxy Statement under the following headings “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Merger,” “—Purpose of the Merger,” and “—Recommendation of the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger” is incorporated herein by reference.

(f)
Other Offers.  The information contained in the Proxy Statement under the following headings “SPECIAL FACTORS—Background of the Merger,” “—Purpose of the Merger,” and “—Recommendation of the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger” is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

Regulation M-A Item 1015

(a), (b)
Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal.  The information contained in the Proxy Statement under the headings “SUMMARY TERM SHEET—Structure of the Merger,” “SPECIAL FACTORS—Background of the Merger” and “—Recommendations of the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger” is incorporated herein by reference.

(c)
Availability of Documents.  The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Stratford during its regular business hours by any interested holder of Stratford Common Stock or representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

(a), (b), (d)
Source of Funds, Conditions; Borrowed Funds.  The information contained in the Proxy Statement under the following headings “SPECIAL FACTORS—Merger Financing” and “THE MERGER AGREEMENT—Merger Financing” is incorporated herein by reference.

(c)
Expenses.  The information contained in the Proxy Statement under the headings “INFORMATION CONCERNING THE SPECIAL MEETING—Expenses of Proxy Solicitation,” “SPECIAL FACTORS—Estimated Fees and Expenses of the Merger,” and “THE MERGER AGREEMENT—Fees and Expenses” is incorporated herein by reference.

Item 11.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a)	Securities Ownership. The information contained in the Proxy Statement under the heading “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference.

(b)	Securities Transactions. The information contained in the Proxy Statement under the heading “RECENT TRANSACTIONS” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation.

Regulation M-A Item 1012

(d)
Intent to Tender or Vote in a Going-Private Transaction.  The information contained in the Proxy Statement under the headings “SUMMARY TERM SHEET—The Special Meeting,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “INFORMATION CONCERNING THE SPECIAL MEETING—Required Vote,” “SPECIAL FACTORS—Background of the Merger,” “—Purpose of the Merger,” “—Structure of the Merger,” “—Effects of the Merger,” is incorporated herein by reference.

(e)
Recommendations of Others.  The information contained in the Proxy Statement under the heading “SUMMARY TERM SHEET—Structure of the Merger,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “INFORMATION CONCERNING THE SPECIAL MEETING—Required Vote,” “SPECIAL FACTORS—Background of the Merger,” “—Purpose of the Merger,” “—Structure of the Merger,” “—Effects of the Merger,” and “—Recommendations of the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger” is incorporated herein by reference.

Item 13.	Financial Information.

Regulation M-A Item 1010

(c)
Summary Information.  The information contained in the Proxy Statement under the headings “STRATFORD SELECTED CONSOLIDATED FINANCIAL DATA” and “WHERE SHAREHOLDERS CAN FIND MORE INFORMATION” is incorporated herein by reference.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a), (b)
Solicitations or Recommendations; Employees and Corporate Assets.  The information contained in the Proxy Statement under the heading “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “INFORMATION CONCERNING THE SPECIAL MEETING—Expenses of Proxy Solicitation,” and “SPECIAL FACTORS—Estimated Fees and Expenses of the Merger” is incorporated herein by reference.

Item 15.	Additional Information.

Regulation M-A Item 1011

(b)	Other Material Information. The information set forth in the Proxy Statement and the Exhibits thereto is incorporated herein by reference.

Item 16.	Exhibits.

Regulation M-A Item 1016

(a)(1)	Preliminary Proxy Statement filed with the Securities and Exchange Commission on February 10,2006 (incorporated by reference to the Proxy Statement filed by Stratford on February 10, 2006).

(a)(2)	Form of Proxy Card filed with the Securities and Exchange Commission with the Proxy Statement (incorporated by reference to the Proxy Statement filed by Stratford on February 10, 2006).

(a)(3)	Press release dated January 31, 2006 (incorporated by reference to Exhibit 99.1 of Form 8-K filed by Stratford on February 1, 2006).

(b)	None.

(c)	None.

(d)
Agreement and Plan of Merger dated as of January 31, 2006, by and among Stratford American Corporation, Stratford Holdings Investment, L.L.C., Stratford Acquisition, L.L.C., and JDMD Investments, L.L.C. (incorporated by reference to Exhibit A of the Proxy Statement filed by Stratford on February 10, 2006).

(f)	Arizona Dissenters’ Rights Statutes (incorporated by reference to Exhibit B of the Proxy Statement filed by Stratford on February 10, 2006).

(g)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2006
COMPANY:

STRATFORD AMERICAN CORPORATION, an Arizona corporation

/s/ David H. Eaton

By: David H. Eaton Its: Chairman and Chief Executive Officer

BUYOUT PARTIES:

JDMD INVESTMENTS, L.L.C., an Arizona limited liability company

/s/ Mel L. Shultz

By: Mel L. Shultz Its: Manager

STRATFORD HOLDINGS INVESTMENT, L.L.C., an Arizona limited liability company

By:	JDMD INVESTMENTS, L.L.C., its Manager

/s/ Mel L. Shultz

By: Mel L. Shultz Its: Manager

STRATFORD ACQUISITION, L.L.C., an Arizona limited liability company

By:	JDMD INVESTMENTS, L.L.C., its Manager

/s/ Mel L. Shultz

By: Mel L. Shultz Its: Manager